Filed by Supernova Partners Acquisition Company II, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: October 6, 2021

Quantum Computing Firm Rigetti to Go Public in $1.5 Billion Deal with Zillow Co-Founder’s SPAC

dot.LA

dot.LA Staff

October 6, 2021

A shell company co-created by former Zillow CEO and dot.LA co-founder Spencer Rascoff revealed today that it’s merging with quantum computing company Rigetti in a $1.5 billion deal.

Based in Oakland, Rigetti is expected to trade on the New York Stock Exchange under the symbol “RGTI” once the merger with the special purpose acquisition company (SPAC) is complete. The announcement follows the public debut of another quantum computing firm, IonQ, which recently started trading on the same exchange via a similar merger.

Bloomberg recently reported that Rascoff’s blank-check company — Supernova Partners Acquisition Company II — was in talks to merge with restaurant data startup Buyers Edge Platform. At the time, the report noted the deal was not final and “the talks could fall apart.”

Instead, the deal with Rigetti is expected to leave the quantum computing firm with $458 million to “accelerate development of multiple generations of quantum processors and grow its commercial business,” according to a joint press release.

Rascoff’s first SPAC took real estate tech company Offerpad, a Zillow competitor, public in a $3 billion deal. Today the company was trading under the ticker symbol “OPAD” below $8 per share with a market cap of about $1.70 billion. That’s a noteworthy drop from Offerpad’s recent peak share price of $13.63.

In an op-ed on SPACs published in October 2020, Rascoff called them “today’s best option for an IPO.” One year later, excitement around the trend seems to be dying down.

A prolific investor, Rascoff appears to have a finger in every pie. In addition to dot.LA and Zillow, Rascoff co-founded the $1.5 billion real estate startup Pacaso, co-founded HotWire.com and launched L.A. venture fund 75 & Sunny.

He also sits on the board of the controversial data-mining startup Palantir. Previously, Rascoff was a board member of Zillow, TripAdvisor, Zulily and Julep. Crunchbase has tracked 57 personal investments made by Rascoff since 2012.

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective,

Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.